


Joseph Marquis · 3rd

Founder at Ponto Footwear

Encinitas, California, United States · **Contact info**

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🔗 **Ponto Footwear**

🎓 **University of California, Berkeley**

Experience

🔗 **Founder**
Ponto Footwear
2019 – Present · 2 yrs

Prototype Engineer
NeoSensory, Inc.
Mar 2017 – 2019 · 2 yrs
San Francisco Bay Area

-Designed and created prototypes of complex wearable device, focusing on design, manufacturability acoustics, and functionality.
-Assisted with mechanics, development, and manufacturing of flagship product

Lead Mechanical Engineer
ChemiSense, Inc.
Mar 2015 – Nov 2016 · 1 yr 9 mos
Berkeley, CA

-Performed all mechanical and hardware design for the company including 3D printing and

fabrication, machining components, CAD, product design, industrial design, and preparation for manufacturing and injection molding
-Worked with professional designers and engineers in US and China to come up wi ...see more

Education

🎓 **University of California, Berkeley**
Master of Science (M.S.), Mechanical Engineering

🎓 **UC Berkeley**
Bachelor of Science (BS), Mechanical Engineering

uc3m **Universidad Carlos III de Madrid**
Bachelor of Engineering (B.E.)

I studied abroad in Madrid at Carlos III for a semester.

Volunteer experience



Instructor
UC Berkeley
Education

I led a section of the Engineering 98 seminar for incoming freshmen.



